SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

A. Full title of the Plan:

Aetna 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156
EIN: 23-2229683

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Consent of Independent Registered Public Accounting Firm
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA 401(k) PLAN

By: ______________________
James H. Gould, III
Vice President, Compensation and Benefits
Aetna Inc.

Dated: June 27, 2007

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Consent of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc.

We consent to the incorporation by reference in the registration statement (No. 333-124619) on Form S-8 of Aetna 401(k) Plan of our report dated June 26, 2007, with respect to the Statements of Net Assets Available for Benefits of Aetna 401(k) Plan as of December 31, 2006 and 2005, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006, and the supplemental schedule as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of Aetna 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 26, 2007

KPMG

AETNA 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2006 AND 2005

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

AETNA 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Schedule of Leases in Default or Classified as Uncollectible.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aetna Inc.:

We have audited the accompanying statements of net assets available for benefits of Aetna 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2007

Aetna 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and December 31, 2005

	2006	2005
Assets:		
Investments at fair value (Note 3)	$ 2,922,428,020	$ 2,682,541,262
Aetna common stock	566,061,344	681,550,549
Participant loans	57,694,956	54,265,727
Total investments	3,546,184,320	3,418,357,538
Receivables:		
Employer contributions (Note 8)	2,436,000	1,200,000
Investment income	61,560	240,073
Other receivables (Note 8)	2,645,405	10,750
Total receivables	5,142,965	1,450,823
Total assets	3,551,327,285	3,419,808,361
Liabilities:		
Accrued expenses	881,119	864,180
Unsettled trades and other liabilities	1,038,452	2,523,735
Total liabilities	1,919,571	3,387,915
Net assets reflecting all investments at fair value	3,549,407,714	3,416,420,446
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,466,121	6,511,271
Net assets available for plan benefits:	$ 3,563,873,835	$ 3,422,931,717

The accompanying notes are an integral part of these financial statements.

Aetna 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions to assets attributed to	
Investment income	
Net appreciation in fair value of investments (Notes 3 and 4):	
Common/collective trusts	$ 204,073,617
Aetna common stock	(59,580,833)
Total appreciation	144,492,784
Interest	74,985,758
Dividends	536,276
Other income	1,058,462
Total investment income	221,073,280
Contributions:	
Participant	138,454,130
Employer	40,483,926
Total contributions	178,938,056
Total additions	400,011,336
Deductions:	
Benefits paid to participants	264,781,301
Administrative expenses	4,860,285
Total deductions	269,641,586
Assets transferred from other plans (Note 11)	10,572,368
Net increase	140,942,118
Net assets available for benefits:	
Beginning of year	$ 3,422,931,717
End of year	$ 3,563,873,835

The accompanying notes are an integral part of these financial statements.

AETNA 401(K) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1. Description of Plan

The following description of the Aetna 401(k) Plan ("the Plan" or "401(k)") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. (the Company), are immediately eligible for Plan participation upon the employee's employment commencement date.

b. Administration

The Plan has multiple investment options for eligible employees. CitiStreet LLC ("CitiStreet") is the record keeper and State Street Bank ("State Street") is the Plan Trustee.

c. Contributions

Participant Contributions –Non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and effective September 4, 2006, highly compensated employees[1] may elect to contribute 1% to 20% of their eligible pay on a pre-tax basis, up to a maximum of $15,000 in 2006 and $14,000 in 2005 in accordance with the Internal Revenue Code (IRC).

To encourage personal savings, the Age 50 Catch-up Provision was adopted on June 10, 2002. This provision allows active participants age 50 and older to make an additional pretax contribution to the 401(k) over and above the plan limits. The maximum amount allowed for catch-up contributions was $5,000 and $4,000 for the years ended 2006 and 2005, respectively.

Participants may also contribute 1% to 5% of their eligible pay on an after-tax basis unless the participant is a highly compensated employee. Lastly, participants may contribute amounts representing eligible rollover distributions from other qualified plans or individual retirement accounts (IRAs). These rollover amounts are considered to be participant contributions.

---

[1] Employees whose prior year eligible compensation exceeded $95,000 for Plan year 2006 and $90,000 for Plan year 2005.

Employer Contributions –After one year of service, the Company matches 50% of a participant's pre-tax contributions that are not in excess of 6% of eligible pay (for a maximum matching contribution of 3% of eligible pay).

If certain subsidiaries meet specific performance targets established each year, eligible employees may receive an annual line of business incentive contribution to their 401(k) accounts. The contribution may range from 0 to 5 percent of eligible pay.

Participant contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded biweekly.

d. Participant Investment Elections

Participants direct the investment of their contributions and employer contributions among twelve investment options offered by the Plan. The investment options currently offered are nine investment funds, the Stable Value Option (SVO), Aetna Common Stock Fund, and the self-managed account. Participants may change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30-day transfer restriction, meaning that when a participant transfers assets out of one of these funds, the participant cannot transfer assets back into the same fund for a period of 30 days.

e. Participant Accounts

Biweekly, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

f. Vesting

Participants are vested in their deferral contributions plus actual earnings thereon. Effective January 1, 2002, participants are vested in the Company's matching contributions (plus earnings) after one year of service. Because participants are not eligible for a matching contribution until completion of one year of service, the effect is that such contributions are immediately vested when made.

g. Participant Loans

Participants may borrow from their Plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable approximate fair value.

h. Payment of Benefits

On termination of service, a participant with a vested interest greater than $5,000 may elect to receive a lump-sum amount equal to the value of the participant's account, or various installment payout options, or may defer payment to a later date. Participants with a vested interest less than $5,000 must take a lump sum distribution or roll over their account balance to another qualified plan or IRA.

i. Participant Forfeitures

If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan's terms. For the years ended December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $2,866,348 and $2,571,702, respectively. These forfeitures will be used to reduce future employer contributions or to offset plan expenses. In 2006 and 2005, forfeitures offset Plan expenses by $0 and $531,409, respectively. Forfeitures are invested in the SVO fund. (Note 4).

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

b. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Accordingly, actual results may differ from reported results using those estimates.

c. New Accounting Standard

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position No. 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" ("FSP AAG INV-1"). FSP AAG INV-1 requires fully benefit-responsive investment contracts be reported in the Statement of Net Assets Available for Benefits at fair value with an adjustment from fair value to contract value. Prior to the adoption of FSP AAG INV-1, fully benefit-responsive investment contracts were reported at contract value in the Statement of Net Assets Available for Benefits. FSP AAG INV-1 was retroactively applied to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Refer to Note 4 for additional information.

d. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value on the Statement of Net Assets Available for Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts (see New Accounting Standard above). Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments. Shares of the investment funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

e. Plan Expenses

Administration and investment management fees are charged based on a percentage of Plan's assets and allocated to each of the investment options.

f. Payment of Benefits

Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for plan benefits.

3. Investments

The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

	December 31,	
	2006	**2005**
Stable Value Option (Note 4)	$1,471,383,463	$1,495,015,153
SSgA S&P 500 Flagship Fund Series A	692,508,105	628,197,477
Aetna Common Stock	566,061,344	681,550,549
SSgA Daily EAFE Index Securities Lending Fund Series T	233,270,081	158,773,680

4. Stable Value Option (SVO)

The Plan's SVO holds investments in fully benefit-responsive investment contracts. The SVO is comprised of seven synthetic guaranteed investment contracts ("Synthetic GICs") that provide stable value guarantees and a cash and cash equivalent account which collectively are managed by Invesco Institutional, Inc. ("INVESCO"). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2006, the investment advisors responsible for managing these investments were INVESCO, Blackrock Financial Management, Inc., ING Groep N.V., ("ING"), Jennison Associates, PIMCO and Western Asset Management Company.

The interest rates generated by these Synthetic GICs and the cash and cash equivalent account are blended together to determine the six-month SVO rate credited to participant accounts. The SVO credited a rate of interest of 4.60% for the period January 1, 2006 through June 30, 2006 and 4.75% for the period July 1, 2006 through December 31, 2006. The average yield of the SVO based on actual earnings was approximately 5.12% and 4.82% at December 31, 2006 and 2005, respectively. The average yield of the SVO based on interest rate credited to participants was approximately 5.04% and 4.50% at December 31, 2006 and 2005, respectively.

The SVO is presented at fair value on the Statement of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule I. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.

The SVO contract value represents the participant's principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.

The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held at December 31, 2006 and 2005:

December 31, 2006:

Contract Issuer and Contract Number	Issuer Rating	Investments at Fair Value	Adjustment to Contract Value
ING Life & Annuity Contract 60103	AA/Aa3	$513,102,381	$8,937,309
ING Life & Annuity Contract 60104	AA/Aa3	$8,970,449	$11,073
ING Life & Annuity Contract 60105	AA/Aa3	$32,049,611	$224,134
ING Life & Annuity Contract 60106	AA/Aa3	$222,124,851	$1,693,887
IXIS Financial Contract WR1939-01-T	AAA/Aaa	$186,217,352	$1,368,673
Monumental Life Insurance Contract MDA-00728TR-T	AA/Aa3	$299,853,082	$569,135
Rabobank Nederland Contract AET120501-T	AA/Aa3	$183,647,886	$1,661,910
Short-term Investments	NR/NR	$25,417,851	—
Total		$1,471,383,463	$14,466,121

December 31, 2005:

Contract Issuer and Contract Number	Issuer Rating	Investments at Fair Value	Adjustment to Contract Value
ING Life & Annuity Contract 60103	AA/Aa3	$525,641,157	$3,546,987
ING Life & Annuity Contract 60104	AA/Aa3	$16,150,000	$14,243
ING Life & Annuity Contract 60105	AA/Aa3	$30,570,023	$606,813
ING Life & Annuity Contract 60106	AA/Aa3	$213,320,212	($2,059,965)
IXIS Financial Contract WR1939-01-T	AAA/Aaa	$196,207,955	$1,594,090
Monumental Life Insurance Contract MDA-00728TR-T	AA/Aa3	$303,522,242	$1,218,475
Rabobank Nederland Contract AET120501-T	AA/Aaa	$191,209,773	$1,590,628
Short-term Investments	NR/NR	$18,393,791	—
Total		$1,495,015,153	$6,511,271

5. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

6. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence in the form of a favorable determination letter dated March 27, 2003, that as of that date the Plan was qualified in form and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan continues to be qualified under the Code.

7. Related-Party Transactions

Certain Plan investments are managed by State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.

The Plan invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor's own stock, and therefore, the Plan's investments in the Aetna Common Stock Fund constitute party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, actuary and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Employer's Contribution Receivable/Payable

At December 31, 2006 and 2005, respectively, a contribution receivable of $1,100,000 and $1,200,000 was recorded to accrue for year-end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year.

Line of business incentive contributions were granted for certain eligible employees and accrued in the amount of $1,336,000 and $0 for the years ended December 31, 2006 and 2005.

9. Other Receivable/Payable

At December 31, 2006 and 2005, respectively, other receivables of $2,645,405 and $10,750 were recorded to accrue for year-end fund transactions that were settled in the following year.

10. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended December 31, 2006:

Net assets available for benefits per the financial statements	$	3,563,873,835
Amounts allocated to withdrawing participants		(2,476,228)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(14,466,121)
Net assets available for benefits per the Form 5500	$	3,546,931,486

Net increase in net assets before transfer from other plans per the financial statements	$	130,369,750
Amounts allocated to withdrawing participants		(463,396)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(14,466,121)
Net income per Form 5500	$	115,440,233

Benefits paid to participants per the financial statements	$	264,781,301
Amounts allocated to withdrawing participants		463,396
Benefits paid to participants per the Form 5500	$	265,244,697

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended December 31, 2005:

Net assets available for benefits per the financial statements	$	3,422,931,717
Amounts allocated to withdrawing participants		(2,012,832)
Net assets available for benefits per the Form 5500	$	3,420,918,885

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, for 2006, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

11. Mergers

Active Health Management, Inc. 401(k) Plan into the Plan - On May 27, 2005, Aetna Inc. acquired Active Health Management, Inc. As a result, on May 31, 2006, Active Health Management, Inc. 401(k) Plan was merged into the Aetna 401(k) Plan, transferring all of its assets, totaling approximately $6,564,679.

HMS Healthcare, Inc. 401(k) Plan into the Plan - On July 18, 2005, Aetna Inc. acquired HMS Healthcare, Inc. As a result, on August 22, 2006, HMS Healthcare, Inc. 401(k) Plan was merged into the Aetna 401(k) Plan, transferring all of its assets, totaling approximately $3,658,722.

12. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Aetna 401(k) Plan

Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2006

(a)	(b) Name of Investment	(c) Description of Investment	(d) Shares/Units Held	(e) Share/Unit Price	(d) x (e) Fair Market Value
*	SSB SHORT TERM INVESTMENT FUND	Money Market Fund	20,748,853.530	1.000	20,748,852
*	SSB Yield Enhanced STIF	Money Market Fund	25,417,850.690	1.000	25,417,851
*	SSgA Aggressive Strategic Balanced Fund	Common/Collective Trust	3,496,826.368	12.400	43,360,647
*	SSgA Conservative Strategic Balanced Fund	Common/Collective Trust	1,193,398.221	14.732	17,581,143
*	SSgA Daily EAFE Index Securities Lending Fund Series T	Common/Collective Trust	11,000,711.206	21.205	233,270,081
*	SSgA Moderate Strategic Balanced Fund	Common/Collective Trust	6,680,895.661	13.659	91,254,354
*	SSgA Passive Intermediate Bond Index Securities Lending Fund	Common/Collective Trust	1,369,483.993	17.218	23,579,775
*	SSgA REIT Index Fund - Series A	Common/Collective Trust	2,225,376.135	32.707	72,785,377
*	SSgA Russell 2000 Index Securities Lending Fund	Common/Collective Trust	5,403,503.049	25.628	138,480,976
*	SSgA S&P 500 Flagship Fund Series A	Common/Collective Trust	2,575,873.386	268.844	692,508,105
*	SSgA S&P MidCap Index Fund Series A	Common/Collective Trust	3,715,714.171	28.165	104,653,090
	Monumental Life Insurance Contract MDA-00728TR-T	Insurance Contract	N/A	N/A	299,853,082
	Rabobank Nederland Contract AET120501-T	Insurance Contract	N/A	N/A	183,647,886
	IXIS Financial Contract WR1939-01-T	Insurance Contract	N/A	N/A	186,217,352
	ING Life & Annuity Contract 60103	Insurance Contract	N/A	N/A	513,102,381
	ING Life & Annuity Contract 60104	Insurance Contract	N/A	N/A	8,970,449
	ING Life & Annuity Contract 60105	Insurance Contract	N/A	N/A	32,049,611
	ING Life & Annuity Contract 60106	Insurance Contract	N/A	N/A	222,124,851
*	Aetna Inc.	Employer Common Stock	13,109,341.000	43.180	566,061,344
	Participant Self-Directed Accounts	Brokerage Accounts	Various	Various	12,822,157
*	Participant Loan Fund	Participant loans; various maturities Interest rates: 5.00% - 11.50%	N/A	N/A	57,694,956
				Total assets held	3,546,184,320

* Party in interest

END